BHP

News Release

Release Time  IMMEDIATE
Date                   24 July 2000
Number         74/00

THE BROKEN HILL PROPRIETARY COMPANY LIMITED
QUARTERLY REPORT ON EXPLORATION AND DEVELOPMENT

April 2000-June 2000

This report covers exploration and development activities for the quarter ended June 30, 2000.

Unless otherwise stated, BHP’s interest in the projects referred to in this report is 100%.

DEVELOPMENT PROJECTS

The following projects are in various stages of construction and/or development:

MINERALS

Escondida Phase IV Expansion, Chile (BHP 57.5% interest)

The current engineering and procurement phase for the proposed 110 000 tonnes per day sulfide concentrator reached 88% completion during the quarter. The joint venture partners continued to evaluate the final feasibility study and the project will be presented for approval in the coming months.

HBI Joint Venture, Iron Ore, Venezuela (BHP 50% interest)

Production from two trains on Module 1 commenced on May 29 and commissioning is in progress. Early results relating to performance and briquette quality are encouraging.

Mechanical construction on Module 2 is complete and electrical and instrumentation installation is underway. Commissioning is scheduled to commence late in the first quarter of next fiscal year.

The construction project's lost time frequency rate stands at 0.82.

San Juan Underground, New Mexico, USA (BHP 100% interest)

Evaluation of the proposed San Juan Underground coal mine continued during the quarter. Work continued on the completion of the feasibility study including technical peer review, geotechnical and ventilation studies plus third party reviews of safety, health and environmental issues. Submission of the project for development approval will be dependent on successful negotiation of an agreement with the San Juan Generating Station owners and completion of the project feasibility study.

PETROLEUM

Typhoon, Gulf of Mexico (BHP 50% interest, non-operated)

The Typhoon development, consisting of the subsea completion and tieback of the four existing appraisal wells to a mini tension leg platform (TLP), is being developed jointly by Chevron (50%, operator) and BHP (50%). Peak production of 40 000 bopd and 60 mmscfd (gross) is expected, with first production scheduled for third quarter 2001.

Construction began in April and May on the Typhoon mini TLP hull and topsides at McDermott’s yard in Morgan City, Louisiana, for installation second quarter 2001. Work progressed on the fabrication of the four subsea production wellheads that will be installed as part of the well completion activities beginning in September 2000.

Oil and gas export transportation contracts were signed by both partners and Coastal Corporation to provide infrastructure that will tie-in to existing shelf export networks.

Griffin, Australia (BHP 45% interest, operated)

Over the period the Scindian 3 infill well was drilled and penetrated a 26 metre oil column. The well was tested at 6370stb/d. The Griffin 8 infill well encountered a larger than predicted oil column of 63 metres and was tested in excess of 8000stb/d although the true potential was not realised because of equipment limitations on the rig. The importance of the Griffin 8 result suggests the presence of larger than previously estimated in-place and recoverable volumes. These results will be evaluated in combination with further data collection to reassess the potential of the Griffin Field and the need for further development and/or drilling. Additional reserves are expected to be booked in FY2001.

In June a Diving Support Vessel was mobilised to the field to complete the subsea tie back of these wells and at the end of the period work was nearly complete with both wells expected to be in production by mid July. Additional infill and exploration prospects in the Griffin permit and other nearby permit areas are under evaluation and additional drilling and/or development proposals are likely to be made in FY2001.

Keith, North Sea (BHP 31.83% interest, operated)

During this period the Keith Project achieved two major milestones with the successful completion of the tie-in work at the Bruce Phase II Subsea Manifold in preparation for the pipeline bundle installation in August, and the installation of the Christmas tree overtrawlable structure at the Keith well location.

Other activities have focussed on the fabrication of the bundle at Halliburton’s Subsea site at Wick in the North of Scotland, and the manufacture of the Christmas tree at Kvaerner’s works in Aberdeen. The bundle is on schedule to be launched on 4-5 August. The Christmas tree is due to have completed all of its System Integration Testing and Stack-up Testing by the end of July in readiness for the mobilisation of the John Shaw drilling rig at the end of August or early September 2000. The project is within budget and first oil is projected between mid-October and early November depending on the arrival of the John Shaw.

Zamzama Extended Well Test, Pakistan (BHP 38.5% post commerciality equity, operated)

In 1998 BHP discovered the Zamzama gas field on the Dadu Concession, Sindh Province, with the successful exploration well Zamzama-1/ST1. An appraisal program comprising 2D/3D seismic and an appraisal well was completed in 1999.

In February 1999 BHP obtained approval from the Government of Pakistan to carry out an Extended Well Test (EWT). In April 2000 BHP and its Joint Venture partners executed a gas sales and purchasing agreement with Sui Southern Gas Company Ltd for the supply of up to 70 MMscfd of gas for 21 months. The EWT project, at a capital cost of US$8.8 million (BHP share), is a precursor to the field development. Execution is under way with first gas planned for April 2001.

On 31 May 2000 BHP submitted to the Pakistan authorities the Notice of Commercial Discovery, an Application for a Development and Production Lease and the preliminary Development Plan for the Zamzama gas discovery. BHP is continuing the aggressive market capture activities and subject to timing and the volume of market capture it envisages a two phased development.

ROD Integrated Oil Field Development, Algeria (BHP 17.3% interest. Joint operating entity comprising SONATRACH/BHP /AGIP)

During the quarter BHP announced the development of the Rhourde Oulad Djemma (ROD) 300 million barrel (gross) integrated oil field development in the Berkine Basin of Algeria.

BHP’s partners in the US$500 million development are the Algerian State oil company SONATRACH and AGIP Algeria Exploration BV (the Algerian operating company of ENI SpA). A total of five fields will be developed - ROD, SFNE, RERN, BSF and RDB - all of which are located in Blocks 401a/402a. A Unitisation Agreement has been put in place to give joint operatorship and commercial arrangements for the development, giving BHP approximately 17 per cent of overall project reserves. After grossing for Algerian taxes, BHP’s net share is around 60 million barrels of the proven and probable hydrocarbon reserves.

The fields will be developed via a new dedicated processing train which will be built at AGIP and SONATRACH’s existing BRN production facility on Block 403. From there, oil will be exported via the established pipeline infrastructure to terminals located on the Algerian coast. The associated gas will be reinjected underground. BHP’s share of the US$500 million investment cost will be around US$190 million.

First production from the fields is scheduled for the first half of 2003, with a gross peak production rate of 80 000 barrels per day. The development and operations will be conducted by joint operating entities comprising BHP, AGIP and SONATRACH.

Ohanet Development, Algeria (BHP 60% interest. Joint operating entity comprising SONATRACH/BHP)

On 3 July BHP announced that it had signed a Risk Service Contract (RSC) with SONATRACH, the Algerian national oil company for the development of four gas/condensate reservoirs in the Ohanet region of Algeria. The participants in the venture are BHP 60%, Japan Ohanet Oil & Gas Co Ltd, 30% and Petrofac Resources (Ohanet) LLC, 10%.

The total cost of developing the Ohanet reservoirs will be around US$1.0 billion (BHP share US$618 million). In return the participants will be entitled to recover their investment - together with an agreed fixed profit consideration - over a target eight year period from the start of production. The Ohanet fields are estimated to contain total proven and probable reserves exceeding 3.4 trillion cubic feet of pipeline quality gas, 107 million barrels of condensate and 116 million barrels of LPG. The structure of the RSC means that BHP’s reserves entitlement fluctuates with movements in hydrocarbon prices and the company expects to book proved reserves in the range of 55 million to 75 million barrels of oil equivalent.

First production is scheduled for October 2003 and peak liquids production will be around 58 000 barrels per day. BHP’s revenue is taken from its share of condensate and LPG produced.

EXPLORATION

The Discovery Group of BHP Minerals carries out worldwide grass-roots exploration for all BHP's minerals businesses. During the quarter, a process of re-organisation, to align the Discovery Group with the BHP Minerals portfolio management model, was completed.

The Discovery Group is also responsible for exploration and development work related to existing mines.

MINERALS

Copper Projects

Agua Rica, Argentina (BHP 70% interest)

The joint venture is continuing to evaluate development options for the project that may reduce capital and operating costs. Activity at the field site was limited to environmental monitoring and tenement management.

Escondida Norte, Chile (BHP 57.5% interest)

Geological and metallurgical studies continued during the quarter. Attention was focused on mineralogical modelling, trace metal distribution studies and clay mineral studies. A detailed structural evaluation of the deposit and the sidewall sampling of the decline were completed.

Geotechnical drill holes and a restricted close spaced (50m) in-fill program are planned to commence in July. Database compilation of all data since the Phase 2 resource model (1998) is underway.

An environmental team is preparing the bidding documents for the Environmental Impact Study.

Tintaya Oxide Project, Peru

During the quarter, work continued on updating the feasibility study and on other engineering activities. Estimates are being reviewed and completion of a final feasibility study is expected during the next quarter.

Subject to approval, construction of the Oxide Project will take approximately 15 months. Annual production is expected to peak at 34 000 metric tonnes of Grade 'A' cathode at a direct cash cost of less than 40 cents per pound.

Tintaya Antapaccay Project, Peru

The drilling program to further evaluate the potential of the project, which started in January, was completed during the quarter. Drilling on the project now totals 79 500 metres. Metallurgical test-work indicates that all ore types respond well to flotation and concentration. Assessment of development options, based on a project with a stand-alone concentrator processing between 30 000 to 60 000 tonnes per day of ore, is continuing.

Coal Projects

Revision of Queensland Coal Resources & Reserves

BHP Queensland Coal has completed a major review of Coal Resources and Reserves for the mines it operates in Queensland on behalf of the Central Queensland Coal Associates (CQCA) Joint Venture, Gregory Joint Venture and BHP Mitsui Coal Pty Ltd.

The various joint ventures are made up as follows:

CQCA joint venture

- BHP (52.1%)
- QCT Resources Limited Group (32.37%)
- Mitsubishi Development Pty Ltd (15.53%).

Gregory Joint Venture

- BHP (64.14%),
- QCT Resources Limited Group (32.37%)
- Mitsubishi Development Pty Ltd (3.49%)

BHP Mitsui Coal Pty Ltd

- BHP (80%),
- Mitsui and Co. Ltd. (Japan) (13.3%)
- Mitsui and Co. Ltd. (Australia) (6.7%)

The process for estimating coal reserves and resources for the mines managed by BHP Queensland Coal complies with the standards mandated in the JORC Code (1999 Edition of Australasian Code for Reporting of Minerals Resources and Ore Reserves).

The estimates represent the first major review of resources and reserves for the mines since May 1997.

The 1999 resources and reserves estimates for undeveloped deposits are re-stated, since more recent exploration and mine planning studies have not been conducted. Deposit models for all mines have been re-generated and in some cases the deposit geology has been re-interpreted.

A more rigorous interpretation of the Measured, Indicated and Inferred resource confidence levels and the definition of the term "reasonable prospects of eventual economic extraction" have, in some cases, resulted in a movement of coal to lower confidence levels or a reduction in the resource base. Significant increases in the estimates of the reserve base are due to a change in the method of determining the economic cut-off, which is now based on a breakeven analysis (current average coal prices less FOB cash costs and sustaining capital).

In the past various forms of cut-off were applied, including depth and strip ratio. The only underground reserves quoted are for Crinum. Given that the feasibility studies for underground development at Goonyella and Saraji have not been completed, it has not been possible to include underground reserves for these projects at this time.

Marketable Coal Reserves and Total Coal Resources for the mines and undeveloped deposits managed by BHP Queensland Coal at 30 June 2000, compared to the previous 31 May 1999 estimates, are shown in the following tables:

	Marketable Coal Reserves (Million Tonnes)
	June 2000		May 1999
	Total	BHP Share	Total	BHP Share
Reserves at mines
CQCA JV (52.1 % BHP)
Goonyella	606.2	315.8	136.7	71.2
Peak Downs	564.0	293.8	239.5	124.8
Saraji	116.9	60.9	126.5	65.9
Norwich Park	48.7	25.4	74.3	38.7
Blackwater	250.6	130.6	162.9	84.9
Sub-total	1586.4	826.5	739.9	385.5

GREGORY JV (64.14 % BHP)
Gregory	16.9	10.8	24.2	15.5
Crinum	61.1	39.2	69.4	44.5
Sub-total	78.0	50.0	93.6	60.0

BHP Mitsui (80 % BHP)
Riverside	13.8	11.0	14.3	11.4
South Walker Ck	66.2	53.0	78.0	62.4
Sub-total	80.0	64.0	92.3	73.8

Total reserves at mines	1744.4	940.5	925.8	519.4

Undeveloped reserves
CQCA JV (52.1 % BHP)
Daunia	47.1	24.5	47.1	24.5

BHP Mitsui (80 % BHP)
Poitrel/Winchester	71.4	57.1	71.4	57.1
Nebo West	15.9	12.7	15.9	12.7
Sub-total	87.3	69.8	87.3	69.8

Total undeveloped reserves	134.4	94.4	134.4	94.4
Total reserves	1878.8	1034.9	1060.2	613.7

	Total Coal Resources (Million Tonnes)*
	June 2000					May 1999
	Measured	Indicated	Inferred	Total	BHP Share	Total	BHP Share

Resources at mines
CQCA JV (52.1 % BHP)
Goonyella	1396	278	14	1689	880	1943	1012
Peak Downs	1366	362	224	1951	1016	1441	751
Saraji	464	88	9	561	292	717	374
Norwich Park	407	124	39	569	297	561	292
Blackwater	491	253	272	1016	529	1078	562
Sub-total	4124	1105	557	5786	3014	5740	2991

GREGORY JV (64.14 % BHP)
Gregory Crinum	218	29	2	249	159	279	179

BHP Mitsui (80 % BHP)
Riverside	27			27	21	26	20
South Walker Ck	80	45	353	478	382	410	328
Sub-total	107	45	353	504	403	435	348

Total resources at mines	4449	1178	912	6539	3577	6284	3408

Undeveloped resources
CQCA JV (52.1 % BHP)
Red Hill	90	406	306	801	417	167	87
Daunia	165	39		204	106	204	106
Peak Downs East		668	104	772	402	175	91
Sub-total	255	1113	410	1777	926	546	284

GREGORY JV (64.14 % BHP)
Liskeard	13			13	8	13	8

BHP Mitsui (80 % BHP)
Wards Well	331	289		620	496	817	654
Lancewood		225		225	180	78	62
Bee Creek	77	54		131	105	131	105
Nebo West		178		178	142	178	142
Poitrel/Winchester	310	15	4	328	262	328	262
Sub-total	717	760	4	1482	1185	1531	1225

Total undeveloped resources	985	1873	414	3271	2119	2090	1517
Total resources	5434	3051	1326	9810	5696	8373	4926
* Total coal resources shown are inclusive of coal reserves

The relevant competent persons are Douglas L. J. Dunn and Brian W. Cox,

Goonyella Mine, Queensland (BHP 52.1% interest)

Exploratory mining of a three-heading Adit in the Middle Seam down-dip from the Goonyella highwall continued. Results so far have generally corroborated the interpretations made from surface drilling and seismic surveys. At the end of June a total of 8 759 metres of development had been completed out of a projected total of 13 079 metres.

Small scale faulting has delayed development and led to a budget overrun of about 10%. It is now expected the adit will be completed in December, two months behind schedule. Feasibility studies for a proposed longwall mine are on going.

Saraji Mine, Queensland (BHP 52.1% interest)

Exploration activities for the Saraji longwall pre-feasibility study continued. Two-dimensional seismic surveying completed during the quarter confirmed the relative lack of geological structures, which could (if present) negatively impact on any development.

Illawarra Coal, Dendrobium Project

Evaluation of potential mine design layouts and estimation of the capital investment that may be required continued during the quarter. Further geological work, engineering studies and environmental work are required to improve confidence levels before any decision can be made.

Iron Ore Projects

Revision of Pilbara Iron Ore Resources and Reserves

BHP Iron Ore has completed a major review of the Mineral Resources and Ore Reserves for its Western Australia Pilbara iron ore interests.

BHP Iron Ore manages several joint ventures in the region:

Mt Newman Joint Venture

- BHP Minerals Pty Ltd 85%
- Mitsui Itochu Iron Pty Ltd 10%
- CI Minerals Australia Pty Ltd 5%

Mt Goldsworthy Mining Associates

- BHP Minerals Pty Ltd 85%
- Mitsui Itochu Iron Pty Ltd 8%
- CI Minerals Australia Pty Ltd 7%

Yandi Joint Venture - BHP Minerals Pty Ltd 85%

- Mitsui Itochu Iron Pty Ltd 8%
- CI Minerals Australia Pty Ltd 7%

BHP/Renison Joint Venture

- BHP Australia Coal Pty Ltd 77%
- Renison Ltd 23%

BHP Iron Ore also manages the Jimblebar operation which is 100% owned by BHP Minerals Pty Ltd.

There is a significant increase in the Ore Reserves over those reported previously, and Mineral Resources are reported for the first time.

This new reporting is due to a change in reporting practice; past practice was to only report Ore Reserves for operating mines and BHP approved developments. The BHP June 2000 Annual Report will bring all of BHP’s Minerals Resource and Ore Reserve reporting into line with standards outlined in the updated JORC Code (1999 Edition of Australasian Code for Reporting of Mineral Resources and Ore Reserves).

Minerals Resources and Ore Reserves for the BHP’s Pilbara Ore interests as at end June 2000 are shown the following tables:

Ore Reserves for Pilbara Iron Ore
		as at end June 2000 Proved Ore Reserve			as at end June 2000 Probable Ore Reserve			as at end June 2000 Total Ore Reserves			Compared with 1999
Area	Ore Type	Tonnes (millions)	Grade		Tonnes (millions)	Grade		Tonnes (million)	Grade		Tonnes (millions)	Grade
			Fe %	P %		Fe %	P %		Fe %	P %		Fe %
Mt Newman JV	B loP HG	479	65.0	0.05	165	65.3	0.05	644	65.1	0.05
(BHP 85% interest)	B loP LG	214	58.5	0.08	78	58.2	0.09	292	58.4	0.08
	B hiP HG	134	63.0	0.12	6	61.5	0.12	141	62.9	0.12
	B hiP LG	61	59.7	0.12				61	59.7	0.12
	M loP HG	81	62.3	0.07				81	62.3	0.07
	M loP LG	12	59.1	0.06				12	59.1	0.06
Total		981			249			1230			695	63.4

Jimblebar	B loP HG	111	63.3	0.06	39	63.2	0.06	150	63.3	0.06
(BHP 100% Interest)	B loP LG	57	59.6	0.07	18	59.4	0.07	75	59.6	0.07
	B hiP HG	11	63.3	0.11	3	63.3	0.11	15	63.3	0.11
	B hiP LG	11	60.2	0.11	3	60.2	0.11	14	60.2	0.11
Total		191			63			254			52	62.1

Mt. Goldsworthy JV	Y loP HG	18	65.8	0.03	1	64.7	0.04	20	65.7	0.03
(BHP 85% Interest)	Y loP LG	4	58.2	0.04	1	58.9	0.05	5	58.3	0.04
	Yc loP HG	0	63.9	0.04	-	-	-	0	63.9	0.04
	Yc loP LG	6	59.2	0.04	-	-	-	6	59.2	0.04
	Yd loP H	2	63.4	0.06	-	-	-	2	63.4	0.06
	Yd loP LG	4	61.0	0.07	-	-	-	4	61.0	0.07
	M loP HG	128	63.4	0.06	23	63.4	0.06	151	63.4	0.06
	M loP LG	32	58.6	0.07	6	58.6	0.07	38	58.6	0.07
Total		196			31			226			39	62.4

Yandi JV	C loP HG	658	58.4	0.05	159	58.2	0.04	817	58.4	0.05	198	58.4
(BHP 85% Interest)

Relevant Competent Person is P. Schultz. Totals have been rounded.

Total Mineral Resources for Pilbara Iron Ore
		as at end June 2000 in 100% terms
		Measures Resources			Indicated Resources			Inferred Resources			Total Resources
Deposit	type	Tonnes (millions	Grade		Tonnes (millions)	Grade		Tonnes (millions)	Grade		Tonnes (millions)	Grade
			%Fe	%P		%Fe	%P		%Fe	%P		%Fe	%P

Newman JV	B loP HG	819	63.1	0.07	315	63.0	0.08	5	60.0	0.06	1,138	63.1	0.07
(BHP 85% Interest)	B loP LG	8	61.7	0.05	13	57.0	0.07	-	-	-	21	58.8	0.06
	B hiP HG	125	63.2	0.11	29	62.4	0.14	42	62.2	0.12	196	62.8	0.12
	B hiP LG	21	61.6	0.10	-	-	-	52	56.8	0.13	73	58.2	0.12
	M loP HG	231	61.1	0.07	25	61.5	0.06	364	61.9	0.07	620	61.6	0.07
	M loP LG	31	57.6	0.05	18	57.1	0.06	266	55.6	0.09	315	55.9	0.08
	D loP HG	-	-	-	11	58.8	0.05	1	61.1	0.03	12	59.0	0.05
Subtotal		1,235			410			731			2376

Jimblebar	B loP HG	279	61.5	0.07	105	61.3	0.08	-	-	-	385	61.4	0.07
(BHP 100% Interest)	B loP LG	45	58.4	0.08	-	-	-	-	-	-	45	58.4	0.08
	B hiP HG	-	-	-	7	62.9	0.11	668	62.0	0.13	675	62.0	0.13
	B hiP LG	-	-	-	-	-	-	76	57.6	0.11	76	57.6	0.11
	D loP HG	-	-	-	10	60.1	0.08	7	55.6	0.06	17	58.2	0.07
Subtotal		324			123			752			1,199

Goldsworthy JV	Y loP HG	32	65.0	0.04	9	62.5	0.04	-	-	-	42	64.5	0.04
(BHP 85% Interest)	Yc loP LG	-	-	-	31	58.5	0.06	2	54.2	0.04	33	58.3	0.06
	Yd loP HG	15	61.0	0.09	-	-	-	-	-	-	15	61.0	0.09
	D loP HG	22	58.5	0.07	19	58.5	0.06	5	57.6	0.06	45	58.4	0.07
	B loP LG	-	-	-	27	63.5	0.04	-	-	-	27	63.5	0.04
	B hiP HG	-	-	-	99	62.2	0.15	-	-	-	99	62.2	0.15
	B hiP LG	-	-	-	66	57.8	0.13	-	-	-	66	57.8	0.13
	M loP HG	151	62.8	0.06	131	61.9	0.06	510	61.3	0.06	793	61.7	0.06
	M loP LG	30	58.7	0.06	32	53.8	0.05	35	56.0	0.05	97	56.1	0.06
Subtotal		250			415			552			1,216

BHP/Renison JV	B hiP HG	-	-	-	49	61.1	0.15	67	62.0	0.16	116	61.6	0.16
(BHP 77% Interest)	B hiP LG	-	-	-	33	57.5	0.14	18	58.4	0.17	51	57.8	0.15
	M loP HG	-	-	-	29	62.6	0.06	45	63.0	0.07	75	62.8	0.07
	M loP LG	-	-	-	22	57.6	0.05	21	57.5	0.05	43	57.6	0.05
Subtotal					133			151			284

Yandi JV	C loP HG	955	58.0	0.04	288	57.5	0.04	234	57.3	0.04	1,477	57.8	0.04
(BHP 85% Interest)

Total Mineral Resources are inclusive of Ore Reserves

Relevant Competent Persons are M.Kneeshaw, P.Waters and D.Podmore. Totals have been rounded

Iron Ore Type Legend
Brockman ore	B	Yarrie lode ore	Y	High grade ore - see notes	HG
Marra Mamba ore	M	Yarrie crustal ore	Yc	Low grade ore - see notes	LG
Channel Iron Deposits	C	Yarrie detrital ore	Yd	Low phosphorus ore (< 0.1%P)	loP
Detrital ore (lump product)	D			High phosphorus ore (> 0.1%P)	hiP

Explanatory notes to Tables:

          Grades

- Grades listed refer to in-situ (head grade) raw iron (Fe) and phosphorus (P) percentages (%) of the various ore types available within the BHPIO resource portfolio. Ore is defined as high or low phosphorus (P) viz + / - 0.1% P levels.
- High-grade ore is defined at +60%Fe, except for Channel Iron (+54%Fe) and Detrital Ores (+56%Fe). Low-grade ore is defined at ~54-60%Fe.
- The low P Brockman ores represent a core blending source which enables the overall blend of Brockman ores to meet market requirements of max ~ 0.08%P. The balance of high P Brockman ores does not meet current market specifications.
- Detrital ore grade is estimated lump product grade (+6mm) and not the in situ grade, except for the Yarrie Y10 (Yd) deposit, where in situ grade is reported.

Ore Types

- Brockman ores have a martite-(hematite)-goethite mineralogy and are hosted within the Proterozoic Brockman Iron Formation.
- Marra Mamba ores have a martite-(ochreous)-goethite mineralogy and are hosted within the Archaean Marra Mamba Iron Formation.
- Channel Iron Deposits (or pisolites) have a goethite-hematite mineralogy and occur within Tertiary age palaeochannels.
Yarrie lode ores have a martite-hematite mineralogy and are hosted within the Archaean age Nimingarra Iron Formation in the Yarrie area.
- Yarrie crustal ore is low grade, near surface hematitic ore occurring on the Nimingarra Iron Formation in the Yarrie area. This is normally fed to a beneficiation plant for up grading.
- Yarrie detrital ore is a Proterozoic conglomerate hematite ore occurring in the Eel Creek Formation in the Yarrie area. This is normally fed to a beneficiation plant for up grading, but may also be used as direct high grade feed.

Mining Area C, Iron Ore, Western Australia (BHP 85% interest)

Negotiations with registered groups under the Native Title Act Section 29 notice proceeded during the quarter and agreement has been reached with one group pertinent to an infrastructure title. Negotiations are also proceeding to obtain agreements that would allow the mining lease to be issued.

A decision regarding a preferred railway route is still pending.

Other Projects

Ekati Diamonds, Canada (BHP 51% interest)

On-site processing of the Wolverine, Zach, Cougar and Lynx kimberlite samples commenced during the quarter. Sample tonnage estimates were completed for the reverse circulation drill hole samples (35 cm diameter) collected in early 2000. The estimates shown below are based upon hole volumes (from calliper data), lithology logs and dry bulk densities.

Pipe Name	No. Holes	Kimberlite Intersected	Estimated Dry Tonnes

Wolverine	3	628m	130
Zach	1	252m	58
Cougar	2	408.5m	78
Lynx	5	849m	169

Exploration core drilling during the quarter intersected four additional kimberlite pipes bringing the total number of confirmed kimberlite occurrences to 125. Three of the discoveries are located within the core zone and one of the discoveries is within the buffer zone claims. None of the new occurrences yielded significant microdiamond results.

Chagai Copper, Pakistan (BHP 75% interest)

On 28 April Mincor Resources NL signed a six month Option Agreement with BHP Minerals which, if exercised, will allow Mincor to enter into an Exploration Alliance with BHP to explore and develop the copper potential of the Chagai Hills region of Pakistan. This Alliance will include the Chagai JV between BHP Minerals and the Government of Balochistan and has received all necessary government approvals.

Gag Island Nickel, Indonesia (BHP 75% interest)

Although announced after the end of the quarter, the following materially relevant information about the Gag Island Nickel Project was released on July 12:

"The Broken Hill Proprietary Company Ltd (BHP) today announced that it had reached agreement with Falconbridge Limited on the formation of a Joint Venture which may lead to development of the Gag nickel laterite project in Indonesia.

The basis of the agreement is that Falconbridge would spend US$75 million to earn a 37.5 per cent interest in the Gag Island nickel project. It is expected the investment would primarily be directed towards completing a Gag Island project feasibility study, to be managed by Falconbridge, over the next 2 years.

A number of substantial matters need to be resolved before the Joint Venture can become effective including:

  clarification of the commercial arrangements with P.T. Aneka Tambang;
  clarification of the forestry classification on Gag Island; and
  resolution of the scope of work for the proposed feasibility study.

Following completion of the Falconbridge earn-in, shareholders in the project would be BHP 37.5 per cent, Falconbridge 37.5 per cent and P.T. Aneka Tambang 25 per cent. Currently BHP holds a 75 per cent interest in the project and the remaining 25 per cent stake is held by P.T. Aneka Tambang.

The Gag Island nickel project is located in Republic of Indonesia. The current resource estimate which contains both oxide and silicate laterite zones is tabled below. At this stage there is no commitment to proceed with the project beyond the feasibility study.

Gag Island Mineral Resource Estimate
Resource Class	Tonnage* (Mt dry)	Nickel Grade	Cobalt Grade
Measured	12 million	1.33%	0.09%
Indicated	93 million	1.46%	0.07%
Inferred	135 million	1.3%	0.09%
Total Resource	240 million	1.35%	0.08%
* -The Relevant Competent Person is A. Bailey, totals have been rounded

The Gag Island nickel project is consistent with BHP’s strategy of adding material growth opportunities and further diversifying its minerals asset portfolio. The agreement with Falconbridge delivers on BHP’s stated intention to seek an experienced nickel partner to assist in developing the project."

Exco Alliance, Mt Isa Australia

Drilling to evaluate new targets in the project area has commenced. No further comment will be made in future reports unless there are developments which are materially significant to BHP. Ongoing results of Exco’s work are released by Exco in regular reports to the Stock Exchange and may be found summarised on their web-site (www.exco.com.au)

Falcon Airborne Gravity Gradiometer Technology.

The deployment of BHP's proprietary airborne gravity gradiometer technology (called "Falcon") is proceeding and results from the two aircraft in Australia and North America continue to be very encouraging.

PETROLEUM

Wells drilled during the quarter or in the process of drilling as at June 30, 2000.

WELL	LOCATION	BHP EQUITY	STATUS
Argus-1	AC/P30, Browse Basin, Australia	66.66% Operator	Drilling ahead
Aripo-1	Block 2(c), Northeast coast Trinidad	45% Operator	Gas discovery; Temporarily suspended.
Atlantis-2	Green Canyon Block 743, Gulf of Mexico	44%, BHP well-operator	The well has encountered a significant oil zone in Miocene (M7) sands with net pay in excess of 300 feet. Drilling ahead through additional prospective zones.
RAR-1 bis	Block 401a/402a, Algeria	45%, Operator	Operations concluded.
Viper-1	Grand Isle Block 106, Gulf of Mexico	40% Operator	Plugged and abandoned at a total depth of 19,204 feet

EXPENDITURE

Information related to exploration expenditure will be included in the BHP FY2000 Profit Report, released 27 July 2000.

COMPETENCE AND RESPONSIBILITY

The following statements apply in respect of the information in this report that relates to any stated Mineral Resources or Ore Reserves.

  The information is based on and accurately reflects information compiled by the person named under each relevant section of the report
  Each named person is either a Corporate Member or Fellow of The Australasian Institute of Mining and Metallurgy or the Australian Institute of Geoscientists and is a full-time employee of a member company of the BHP Group;
  Each named person has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he or she is undertaking to qualify as a Competent Person as defined in the 1999 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Each named person consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.

For information contact:

Media Relations:

Mandy Frostick – Manager Media Relations
(BH) (61 3) 9609 4157
(AH) (61 3) 9687 6651
Mobile (61) 0419 546 245
Email: frostick.mandy.mj@bhp.com.au

Investor Relations:

Robert Porter – Vice President Investor Relations
(BH) (61 3) 9609 3540
Mobile (61) 0419 587 456
Email: porter.robert.r@bhp.com.au

Candy Ramsey
BHP Investor Relations Houston
Tel: (713) 961-8640
Email: ramsey.candy.pa@bhp.com.au